

October 12, 2011

Via E-mail
David Brooks
Vice President, General Counsel and Secretary
Fortress Investment Group LLC
1345 Avenue of the Americas, 46th Floor
New York, NY 10105

> **Re:** **Fortress Investment Group LLC**
> **Registration Statement on Form S-3**
> **Filed: October 3, 2011**
> **File No.: 333-177147**

Dear Mr. Brooks:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee

1.	In footnote (2) you state that the securities registered may also be sold as units; the units, however, are not listed in the Calculation of Registration Fee table or the Prospectus Cover Page. If you are registering the offer and sale of units, please list them accordingly, provide a description of the units you may offer in accordance with Item 202(d) of Regulation S-K, and arrange for counsel to opine on the legality of the units.

Exhibit 5.1 – Opinion of Skadden, Arps, Slate Meagher & Flom LLP

2.   Please have counsel revise the opinion set forth in enumerated paragraph 3 to opine that the offered depositary shares will entitle the holders to the rights specified in the deposit agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Joseph A. Coco, Esq. (Via E-mail)
    Skadden, Arps, Slate, Meagher & Flom LLP